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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DeMatteo Research LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 Madison Ave, 14th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTUR KURASIEWICZ 212-833-9928
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond *unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Joseph DeMatteo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DeMatteo Research LLC, as of December 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

NOEL CHEUNG
NOTARY PUBLIC
STATE OF NEW YORK
NO. 02CH6362846
QUALIFIED IN RICHMOND COUNTY
COMM. EXP. 08-07-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
DeMatteo Research LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DeMatteo Research LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of DeMatteo Research LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of DeMatteo Research LLC's management. Our responsibility is to express an opinion on DeMatteo Research LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to DeMatteo Research LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as DeMatteo Research LLC's auditor since 2006.
White Plains, New York
February 27, 2018

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

DEMATTEO RESEARCH LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current assets:	
Cash	$ 2,303,683
Receivable from clearing brokers	50,108
Receivable from other brokers	480,960
Prepaid expenses and other current assets	111,669
Total current assets	2,946,420
Property and equipment, net	65,999
Other assets:	
Deposits	96,022
TOTAL ASSETS	$ 3,108,441

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accrued expenses and other current liabilities	$ 638,244
Income taxes payable	14,000
Total current liabilities	652,244
Commitments and contingencies (Notes 3 and 6)	
Member's equity	2,456,197
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,108,441

See accompanying notes to statement of financial condition.

DEMATTEO RESEARCH LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE 1. OGRANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

DeMatteo Research LLC ("DeMatteo Research", or the "Company") was formed as a limited liability company on July 14, 1997, pursuant to an operating agreement that specifies that it will continue in existence until December 31, 2057, unless dissolved earlier in accordance with the operating agreement. DeMatteo Research was formerly known as DeMatteo Monness LLC. Its name was changed on May 3, 2017, following the retirement of William Monness, a member, on February 28, 2017. DeMatteo Research is an independent broker dealer that provides research services to the institutional investment community. DeMatteo Research is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and does not provide securities brokerage services to the general public.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in tort, contract, or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company's statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company records commissions and consulting service revenue when the service has been rendered, the amount of the fee is known, and collection of the fee is reasonably assured.

Commissions

Commissions charged for executing customer transactions, and the related clearing expenses, are reported on a trade-date basis as security transactions occur.

Commissions Sharing Arrangement

The Company is also a party to a commissions sharing arrangement with another broker (the "broker") whereby the broker is exclusively responsible for negotiating trade terms with customers introduced by the Company and for the clearance and settlement services related to effectuating those trades. The broker pays a portion of the commission it receives to the Company.

The Company records commissions, net of related clearing expenses, on a trade-date basis, in the accompany statement of income and member's equity.

DEMATTEO RESEARCH LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Consulting Service Revenue

The Company also facilitates the delivery of research information to money managers and others in the financial services industry. Compensation for these services is determined by the recipient based on its good faith determination.

Income Taxes

As a liability company, from January 1, 2017 to February 28, 2017, the Company was treated as a partnership for federal and state tax purposes, and accordingly, the Company's taxable income or loss was allocated to its members in accordance with their respective percentage ownership. Effective February 28, 2017, one of the members retired. Effective March 1, 2017, the Company, with the consent of its member, elected under the Internal Revenue Code and the tax law of New York to be treated as an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income on their respective personal income tax returns. Therefore, no provision or liability for federal or New York State taxes has been included in the accompanying financial statement. New York City does not recognize S corporation status; therefore, a provision for New York City tax is included in the accompanying financial statement.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company is subject to U.S. federal and state examinations by taxing authorities.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Amortization of leasehold improvements is provided over the shorter of the economic useful life of the improvement or the term of the lease. Capitalized software and website development costs are amortized over their estimated useful lives. Depreciation on the balance of the property and equipment is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Capitalized Software and Website Development Costs

Costs for software developed for internal use are accounted for in accordance with FASB ASC 350, *Intangibles – Goodwill and Other – Internal-use Software*. FASB ASC 350 requires the capitalization of certain costs incurred in connection with developing or obtaining internal-use software. In accordance with FASB ASC 350, capitalized costs for internal-use software are included in "Property and equipment, net" in the accompanying statement of financial condition. The Company amortizes the costs of software obtained or developed for internal use over an estimated useful life of five years.

Costs that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of FASB ASC 350 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the internal-use computer software project (to the extent of their time spent is directly on the project), and interest costs incurred when developing computer software for internal use are capitalized. During 2017, the Company did not incur software and website development costs.

Deferred Rent

The Company is obligated under operating leases for office space. Rental expense relating to operating leases is recognized on a straight-line basis over the lease term after consideration of lease incentives and scheduled rent escalations beginning as of the date the Company takes physical possession or control of the property. Differences between rental expense and actual rental payments are recorded as deferred rent liabilities and are included in "Accrued expenses and other current liabilities" in the accompanying statement of financial condition.

Recently Issued But Not Yet Effective Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). The update applies to contracts with customers to transfer goods or services and contracts to transfer nonfinancial assets unless those contracts are within the scope of other standards (for example, lease transactions). The update supersedes the revenue recognition requirements in FASB ASC 605, *Revenue Recognition*, and most industry-specific guidance. The core principle of the guidance is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The update is effective for annual periods beginning after December 15, 2017. The Company has evaluated the impact of ASU 2014-09 on the Company's financial statement and determined there is no material impact.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued But Not Yet Effective Accounting Pronouncements (Continued)

In February 2016, FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right-of-use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2019, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its statement of financial condition and on net capital.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2017, consisted of the following:

Leasehold improvements	$ 47,068
Equipment	9,548
Capitalized software and web development	716,678
	773,294
Less: accumulated depreciation and amortization	707,295
Property and equipment, net	$ 65,999

NOTE 3. COMMITMENTS AND CONTINGENCIES

Leases

The Company has a few non-cancelable operating leases for office facilities and licenses for software expiring periodically through 2019. Future minimum lease payments for the remaining terms of the lease and license agreements are as follows:

Year ending December 31:	Amount
2018	$ 483,157
2019	305,509
	$ 788,666

Minimum rentals are exclusive of lease provisions requiring adjustments for real estate taxes and other costs.

NOTE 3. COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

In the normal course of business, the Company may be party to various legal matters. At December 31, 2017, management does not believe that there are any matters involving loss to the Company that require recognition and/or disclosure in the accompanying financial statement.

NOTE 4. MEMBER'S EQUITY

The Company has one member who owns 100% of the Company.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had regulatory net capital of $1,605,045 which was $1,561,562 in excess of its required net capital of $43,483. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was 0.41 to 1. The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2017.

NOTE 6. INDEMNIFICATION

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Company's clearing broker, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin accounts are not sufficient to fully cover that customer's obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

NOTE 7. SIGNIFICANT CONCENTRATIONS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and receivables from clearing and other brokers. The Company maintains its cash balances in one major financial institution in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in the accounts, and management does not believe there is any significant credit risk with respect to cash. The Company's receivables represent amounts due from its clearing and other brokers. These receivables are primarily paid to the Company in the month following the month in which the amounts are earned.

NOTE 8. DEFINED CONTRIBUTION PLAN

The Company maintains a 401(k) profit-sharing plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Code limitations. The Company may also make a discretionary contribution to the profit-sharing plan. For the year ended December 31, 2017, the Company did not make a contribution to the profit-sharing plan.

DEMATTEO RESEARCH LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

DEMATTEO RESEARCH LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2017

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